UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 30, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

COMPANY ANNOUNCEMENT

29 March 2010

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 2 February 2010 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 2 February 2010 to 26 April 2010.

Since the announcement as of 22 March 2010, the following transactions have been made under the programme:

                              NUMBER OF            AVERAGE    TRANSACTION VALUE,
                                 SHARES     PURCHASE PRICE                   DKK
ACCUMULATED, LAST
ANNOUNCEMENT                  3,030,000                            1,191,984,938
22 March 2010                    80,000           424.9600            33,996,800
23 March 2010                    80,000           428.2700            34,261,600
24 March 2010                    75,000           439.0700            32,930,250
25 March 2010                    75,000           441.9850            33,148,875
26 March 2010                   150,000           439.2785            65,891,775
ACCUMULATED UNDER
THE PROGRAMME                 3,490,000                            1,392,214,238

With the transactions stated above, Novo Nordisk owns a total of 33,761,298 treasury shares, corresponding to 5.4% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:                           Investors:

Elin K Hansen                    Klaus Bulow Davidsen
Tel: (+45) 4442 3450             Tel: (+45) 4442 3176
ekh@novonordisk.com              klda@novonordisk.com

                                 Kasper Roseeuw Poulsen
                                 Tel: (+45) 4442 4471
                                 krop@novonordisk.com

In North America:                In North America:
Sean Clements                    Hans Rommer
Tel: (+1) 609 514 8316           Tel: (+1) 609 919 7937
secl@novonordisk.com             hrmm@novonordisk.com


Company Announcement no 17 / 2010

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 30, 2010                         NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer